E Cash, Inc.
402 West Broadway, 26th Floor
San Diego, California 92101
(619) 564-7100
Via Edgar

January 17, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002
Re: E Cash, Inc.

Request to Withdraw Notice of Termination on Form15-12(g) (RW)
SEC File Number  000-29447

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), E Cash, Inc. (the " Registrant") hereby requests immediate withdrawal of its Notice of Termination on Form 15-12(g) (File No. 000-29447), which was filed with the Securities and Exchange Commission (the "Commission") on October 9, 2007 (the "Notice of Termination").

The Registrants believes that withdrawal of the Notice of Termination is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant is withdrawing the Notice of Termination to avoid the automatic termination of its reporting requirements under the Securities Exchange Act of 1934, as amended and recognizes the requirement, upon this withdrawal, for the Registrant to ensure that all filings pursuant to the Securities Exchange Act of 1934, as amended are made within sixty days of this Request to Withdraw Notice of Termination. Please note that the Notice of Termination was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Notice of Termination will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (619) 342-7440, or the Company's counsel, Joseph I. Emas at (305) 531-1174.

November 21, 2007
Very truly yours,

By /s/ Michael D. Chermak
Michael D. Chermak
Chief Executive Officer